Filed by Comerica Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Comerica Incorporated

Commission File No.: 001-10706

Date: October 7, 2025

The following material was made available on Comerica Incorporated’s website on October 6, 2025

Stronger together | Comerica

Fifth Third and Comerica have signed a definitive merger agreement, bringing together two banks with a long history of serving consumers, small businesses and commercial clients.

General information

What is happening?

Fifth Third and Comerica have signed a definitive merger agreement, bringing together two banks with a long history of serving consumers, small businesses and commercial clients.

Who is Fifth Third?

Fifth Third is a bank that’s as long on innovation as it is on history. Since 1858, we’ve been helping individuals, families, businesses and communities grow through smart financial services that improve lives. Our list of firsts is extensive, and it’s one that continues to expand as we explore the intersection of tech-driven innovation, dedicated people, and focused community impact. Fifth Third is one of the few U.S.-based banks to have been named among Ethisphere’s World’s Most Ethical Companies® for several years. With a commitment to taking care of our customers, employees, communities and shareholders, our goal is not only to be the nation’s highest performing regional bank, but to be the bank people most value and trust. Fifth Third Bank, National Association is a federally chartered institution. Fifth Third Bancorp is the indirect parent company of Fifth Third Bank and its common stock is traded on the NASDAQ® GlobalSelect Market under the symbol “FITB.” Investor information and press releases can be viewed at www.53.com.

Who is Comerica?

Comerica is a well-recognized financial services company headquartered in Dallas, Texas, with a proud history dating back to 1849 in Detroit. The bank serves individuals, families and businesses with a full range of personal, business and wealth management solutions. Comerica is known as a leading bank for business with a relationship-focused approach and commitment to customer success. Comerica operates banking centers across Arizona, California, Florida, Michigan and Texas, and has a presence in many of the nation’s largest metropolitan areas. Customers appreciate Comerica’s combination of big-bank capabilities and personalized service, as well as its dedication to supporting the communities it serves. Comerica has offices in 15 states, including most recently North Carolina and Colorado, and services 13 of the 15 largest U.S. metropolitan areas. Comerica was recognized as one of America’s Best Regional Banks by Newsweek in 2025.

Why is Fifth Third acquiring Comerica?

The acquisition is a strategic acceleration of Fifth Third’s long-term growth plan, enhancing scale, profitability and geographic reach. The combination of Fifth Third’s award-winning retail banking and digital capabilities with Comerica’s strong middle market banking franchise and attractive footprint further strengthens Fifth Third’s position in high-growth markets.

The combined entity will operate in 17 of the 20 fastest-growing markets in the country, including key regions in the Southeast, Texas and California, while solidifying its leadership in the Midwest. Third’s award-winning retail and digital banking will be paired with Comerica’s middle market expertise, expanding both consumer and commercial offerings.

How will the combination affect customers?

There are no immediate changes for customers. You can continue to bank as you do today – your accounts, cards, checks, fees and relationship teams remain the same. Over time, you’ll benefit from a larger branch and ATM network, enhanced digital tools and expanded product offerings. Any changes will be communicated well in advance.

How will the combination affect operations?

Operationally, both banks will continue to function as separate entities until the transaction closes. Integration planning is underway, with a focus on a smooth transition for customers and employees.

What level of commitment can I expect from Fifth Third and Comerica?

Both banks are deeply committed to their customers, employees and communities. The merger builds on a legacy of local impact and trusted relationships, with continued investment in the regions both banks serve. Leadership from both organizations will ensure continuity and uphold shared values throughout the transition.

When does the integration and conversion process begin?

Until closing, Comerica and Fifth Third will operate as separate companies. Integration and conversion planning is already underway, but no changes will occur until after the merger closes. Customers should continue their usual banking activities. Any changes will be communicated well in advance.

Fifth Third was recently appointed as the Fiscal Agent for the Direct Express prepaid debit card program – a program whose customers Comerica currently services. What does this mean for customers who are transitioning from Comerica to Fifth Third?

Customers will continue to use their Direct Express cards and services as usual. Fifth Third’s appointment as Fiscal Agent ensures continuity of service, and any changes or enhancements will be communicated clearly and in advance. The transition is designed to be seamless for cardholders.

What to expect as a Comerica customer

Is my money safe? How will the merger affect FDIC deposit insurance?

Yes, your money remains safe. Both Fifth Third and Comerica are federally insured institutions. FDIC deposit insurance coverage will continue uninterrupted.

Will there be any changes to Comerica’s branch locations

Over time, the combined company will evaluate branch locations to optimize convenience and service, and any changes will be communicated well in advance. At this time, there are no immediate changes planned.

Will my account numbers and banking products change?

There are no immediate changes. If any changes to account numbers or products are required as part of the integration, you will be notified in advance and guided through the process.

Will my online and mobile banking be affected?

There are no immediate changes. You can continue to use your current online and mobile banking platforms. Future enhancements may be introduced as the integration progresses, with clear communication and support provided.

Should I keep making my payments on my Comerica loans?

Yes, continue making payments as usual. There are no changes to loan terms or payment processes at this time.

I have a Comerica loan in process. Will it be delayed?

No, your loan process will continue as normal. If any changes are required, you will be contacted directly and supported through the transition.

Will my Comerica banking team change?

There are no immediate changes to your relationship team. The combination is designed to maintain continuity in customer relationships. If changes occur in the future, you will be notified and introduced to your new contacts.

Who do I contact if I have questions?

You can continue to contact your current Comerica or Fifth Third relationship team, branch or customer service center.

Where can I get news and updates about the merger?

Visit 53.com/bettertogether or comerica.com/bettertogether for official updates. You will also receive direct communications regarding any changes or important information.

What if I’m already a customer of both Fifth Third and Comerica?

You can continue to use services from both banks as you do today. If any changes are required to consolidate accounts or services, you will be notified in advance and guided through the process

What about my personal information? Does it stay protected?

Yes. Both Fifth Third and Comerica are committed to protecting your personal information. Data privacy and security remain top priorities.

Fraudsters and scammers can go on offense when companies announce transactions. Please be vigilant. Fifth Third and Comerica will never call, email or text you asking for personal information, login credentials or computer access. If you receive a request claiming to be from us, don’t respond. Call the number on the back of your debit or credit card, or contact your current relationship banking team to report the incident.

How will this affect me?

There are no immediate changes to your banking experience. Over time, you’ll benefit from expanded access, enhanced products and improved technology. All changes will be communicated clearly and in advance.

Will my local branch be affected?

Any future adjustments to branch locations will be communicated well in advance, with a focus on maintaining convenience and service. At this time, there are no immediate changes.

*   *   *

FORWARD-LOOKING STATEMENTS

This communication contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “achieve,” “anticipate,” “assume,” “believe,” “could,” “deliver,” “drive,” “enhance,” “estimate,” “expect,” “focus,” “future,” “goal,” “grow,” “guidance,” “intend,” “may,” “might,” “plan,” “position,” “potential,” “predict,” “project,” “opportunity,” “outlook,” “should,” “strategy,” “target,” “trajectory,” “trend,” “will,” “would,” and other similar words and expressions or the negative of such terms or other comparable terminology. Forward-looking statements include, but are not limited to, statements about our business strategy, goals and objectives, projected financial and operating results, including outlook for future growth, and future common share dividends, common share repurchases and other uses of capital. These statements are not historical facts, but instead represent our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control.

Comerica Incorporated’s (“Comerica”) and Fifth Third Bancorp’s (“Fifth Third”) actual results and financial condition may differ materially from those indicated in these forward-looking statements. Important factors that could cause Comerica’s and Fifth Third’s actual results, financial condition and predictions to differ materially from those indicated in such forward-looking statements include, in addition to those set forth in our and Fifth Third’s filings with the U.S. Securities and Exchange Commission (the “SEC”): (1) the risk that the cost savings and synergies from the merger of Comerica with Fifth Third (the “Transaction”) may not be fully realized or may take longer than anticipated to be realized; (2) the failure of the closing conditions in the merger agreement between Comerica and Fifth Third providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances, including the impact and timing of any government shutdown, that could delay the Transaction or could give rise to the termination of the merger agreement; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Comerica, Fifth Third or the combined company; (4) the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction); (5) the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Comerica and Fifth Third operate; (6) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (7) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive merger agreement on the ability of Comerica or Fifth Third to operate its business outside the ordinary course during the pendency of the Transaction; (8) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction; (9) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (10) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (11) reputational risk and potential adverse reactions of Comerica or Fifth Third customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction; (12) the dilution caused by Fifth Third’s issuance of additional shares of its common stock in connection with the Transaction; (13) a material adverse change in the condition of Comerica or Fifth Third; (14) the extent to which Comerica’s or Fifth Third’s businesses perform consistent with management’s expectations; (15) Comerica’s and Fifth Third’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected; (16) the inability to sustain revenue and earnings growth; (17) the execution and efficacy of recent strategic investments; (18) the timing and impact of Comerica’s Direct Express transition; (19) the impact of macroeconomic factors, such as changes in general economic conditions and monetary and fiscal policy, particularly on interest rates; (20) changes in customer behavior; (21) unfavorable developments concerning credit quality; (22) declines in the businesses or industries of Comerica’s or Fifth Third’s customers; (23) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction or expansion of the combined company’s business operations following the proposed Transaction; (24) general competitive, political and market conditions and other factors that may affect future results of Comerica and Fifth Third including changes in asset quality and credit risk; (25) security risks, including cybersecurity and data privacy risks, and capital markets; (26) inflation; (27) the impact, extent and timing of technological changes; (28) capital management activities; (29) competitive product and pricing pressures; (30) the outcomes of legal and regulatory proceedings and related financial services industry matters; and (31) compliance with regulatory requirements. Any forward-looking statement made in this communication is based solely on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except to the extent required by law. These and other important factors, including those discussed under “Risk Factors” in Comerica’s Annual Report on Form 10-K for the year ended December  31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000028412/000002841225000108/cma-20241231.htm ), and in Fifth Third’s Annual Report on Form 10-K for the year ended December  31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000035527/000003552725000079/fitb-20241231.htm), as well as Comerica’s and Fifth Third’s subsequent filings with the SEC, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Comerica and Fifth Third disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

Fifth Third intends to file a registration statement on Form S-4 with the SEC to register the shares of Fifth Third common stock that will be issued to Comerica stockholders in connection with the proposed Transaction. The registration statement will include a joint proxy statement of Comerica and Fifth Third that also constitutes a prospectus of Fifth Third. The definitive joint proxy statement/prospectus will be sent to the stockholders of Comerica and shareholders of Fifth Third in connection with the proposed Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING COMERICA, FIFTH THIRD, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Comerica or Fifth Third through the website maintained by the SEC at https://www.sec.gov or by contacting the investor relations department of Comerica or Fifth Third at:

Comerica Inc.	Fifth Third Bancorp
Comerica Bank Tower 1717 Main Street, MC 6404	38 Fountain Square Plaza MD 1090FV
Dallas, TX 75201	Cincinnati, OH 45263
Attention: Investor Relations	Attention: Investor Relations
InvestorRelations@comerica.com (833) 571-0486	IR@53.com (866) 670-0468

Before making any voting or investment decision, investors and security holders of Comerica and Fifth Third are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed Transaction. Free copies of these documents may be obtained as described above.

PARTICIPANTS IN THE SOLICITATION

Comerica, Fifth Third and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Comerica and shareholders of Fifth Third in connection with the Transaction under the rules of the SEC. Information regarding the directors and executive officers of each of Comerica and Fifth Third is set forth in (i) Comerica’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled “Information about Nominees and Other Directors”, “Director Independence”, “Transactions with Related Persons”, “Compensation Committee Interlocks and Insider Participation”, “Compensation of Directors”, “Proposal 3 Submitted for your Vote – Non-Binding, Advisory Proposal Approving Executive Compensation”, “Pay Versus Performance”, “Pay Ratio Disclosure” and “Security Ownership of Management”, which was filed with the SEC on March  17, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000028412/000002841225000135/cma-20250313.htm , and (ii) Fifth Third’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled “Board of Directors Compensation”, “Compensation Discussion and Analysis”, “Human Capital and Compensation Committee Report”, “Compensation of Named Executive Officers”, “CEO Pay Ratio”, “Pay vs Performance”, “Company Proposal No. 2: Advisory Vote on Compensation of Named Executive Officers (Item 3 on Proxy Card)” and “Compensation Committee Interlocks and Insider Participation”, which was filed with the SEC on March  4, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000035527/000119312525045653/d901598ddef14a.htm. To the extent holdings of each of Comerica’s or Fifth Third’s securities by its directors or executive officers have changed since the amounts set forth in Comerica’s or Fifth Third’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=35527&owner=exclude, and at https://www.sec.gov/edgar/browse/?CIK=28412&owner=exclude.

Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at https://www.sec.gov.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.